Phoenix Life and Annuity Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

June 6, 2013

Re: Your variable universal life insurance policy issued by Phoenix Life and Annuity Company

Dear Valued Customer:

As we previously disclosed to you, we have determined that our previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of GAAP should no longer be relied upon and should be restated because of certain errors in those financial statements.

Phoenix Life and Annuity Company (the “Company”), said that it had received from the Connecticut Insurance Department, its domiciliary insurance regulator, a 30-day extension for submission of its audited statutory financial statements for the year ended December 31, 2012 and the subsequent filing of management’s report on internal control over financial reporting. Similar extension requests were made in other jurisdictions in which the Company is authorized to conduct business. The Company is not aware of the denial of any such request. The Company intends to seek further extensions if required. Accordingly, the Company did not file such materials with the required authorities on or before the June 1, 2013 filing deadline. This delay relates to the previously announced GAAP financial statement restatement of the Company that is still underway.

The Company again noted that the errors to be corrected by the GAAP restatement are not expected to have a material impact on the financial results of the Company prepared in accordance with Statements of Statutory Accounting Principles and filed with the State insurance regulators, or the Company’s risk based capital computations, for the periods to be restated, and advised that the full year 2012 and first quarter 2013 unaudited statutory results for the Company filed with the Connecticut Insurance Department can continue to be relied upon. (These “unaudited statutory results” are the Company’s unaudited statutory financial statements available on our website at http://phx.corporate-ir.net/phoenix.zhtml?c=97632&p=irol-statstatement*.) However, the Company noted that because the audit of these statutory results is not complete, the audited annual statutory financial statements, when completed, could materially and adversely vary from these unaudited statutory results. The Company’s statutory results are not indicative of, and are not a replacement for, the GAAP results of the Company. Variances between the Company’s statutory financial results and its GAAP financial information are likely to be material.

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

June Notice-PLAC

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

June Notice-PLAC	BPD 38802

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